Exhibit 99.1

Investors Presentation Janua ry 2025 Initiation, Development and Operation of Renewable Energy Projects for the Generation and Storage of Electricity and Gas through a Range of Technologies

2 Legal Disclaimer General The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including our Annual Report on Form 20 - F for the year ended December 31 , 2023 , and other filings that we make from time to time with the SEC . Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such filings, having received all such professional or other advice as it deems right or appropriate under the circumstances and not in reliance on the information contained in the presentation . By making this presentation available, we do not provide advice and make no recommendation to buy, sell or otherwise trade our shares or any other securities or investments whatsoever . We do not warrant that the information is complete or accurate, nor will we bear any liability for any damage or losses that might arise from any use of the information . This presentation and any information contained therein do not constitute an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 , as amended, or an exemption therefrom . Securities will only be issued in Israel pursuant to a valid prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under this law . Historical facts and past operating results do not mean that future performance or results for any period whatsoever will necessarily match or exceed those of any previous year . This presentation and the information included therein are owned exclusively by the Company, and may not be published, distributed or used in any other way without first obtaining our express written approval . Information regarding forward - looking statements This presentation contains forward - looking statements that involve material risks and uncertainties . All statements included in this presentation concerning our plans, other than statements involving historical facts, are forward - looking statements . Such forward - looking statements include forecast financial information . Such forward - looking statements regarding revenues, earnings, performance, strategies, prospects, expenses and other aspects of our businesses are based on current expectations, which are subject to risks and uncertainties, and based on forecast electricity prices, the current government tariff, and/or commercial agreements pertaining to each project and the current or expected licenses and permits or each project . In addition, the details regarding projects included in this presentation, that are under advanced development or early - stage development, are based on current internal assessments of our management, and there is no certainty or assurance that we will be able to develop or complete those projects, since the development of such projects requires, among other things, approvals, land rights, permits and financing (own capital, project financing and capital which will be raised through debt and equity issuances and through disposal of assets) . The use of certain words, including the words “assessment”, “project”, “intends”, “expects”, ”plans”, “believes”, “will” and similar expressions are aimed at identifying forward - looking statements as defined in the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968 . We may not achieve in practice the plans, intentions or expectations included in our forward - looking statements, and one should not place undue reliance on these forward - looking statements . Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by our forward - looking statements, including changes in electricity prices and demand, regulatory changes, failure to obtain the financing required for development and construction of projects, continuation of the war in Israel, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, in the availability and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, delays in development, construction, or commencement of operation of the projects under development, technical and other disruptions in the operations or construction of the power plants owned by the Company, failure to obtain permits, whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States . These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20 - F . The forward - looking statements are made as of that date and we do not undertake to revise any forward - looking statements, whether due to new information, future events or otherwise .

3 Legal Disclaimer (cont.) Use of non - IFRS M easures This presentation includes adjusted revenues, EBITDA, adjusted EBITDA, FFO and adjusted FFO forecasts ; EBITDA is defined as income before net finance expenses, taxes, depreciation and amortization, and FFO (funds from operations) is calculated by adding taxes and finance expenses to the EBITDA . Although the Company views the non - IFRS measures as important indicators of comparative operational performance, these non - IFRS measures should not be viewed in isolation or as a substitute for net income or other statement of income or cash flow data prepared in accordance with IFRS as an indicator of profitability or liquidity . These non - IFRS measures do not take into consideration our obligations, including capital expenditure and restricted cash, and therefore are not necessarily indicative of amounts that may be available for discretionary use . In addition, FFO does not represent and is not an alternative to operating cash flow as defined in IFRS, and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions . Not all companies calculate adjusted revenues, EBITDA or FFO in the same manner, and the presented measures may not be comparable to similarly - titled indicators presented by other companies . The Company uses these measures internally as performance indicators, and believes that when these measures are combined with IFRS measures they add useful information regarding the Company’s operational performance . The Company is unable to provide a reconciliation between the EBITDA, adjusted EBITDA, FFO and adjusted FFO and the net income or loss on a forward - looking basis without unreasonable efforts, as items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . These items include, among others, exchange rate differences, depreciation and amortization, other income, finance income, finance expenses and taxes on income . Such items may have a significant impact on the future financial results of the Company, and the Company believes that such a reconciliation for the projected results will not be meaningful .

4 Our Objectives Continued Growth Growth in the renewable energy activity from development to manufacturing - in Europe, USA, Israel A Profitable and Sustainable Company Generating a stable cash flow from renewable energy and energy storage assets with geographical distribution and using a range of technologies Financial policy Maintaining leveraging ratios and balanced growth while maintaining financial resilience

Forecast Connection of the Projects to the Grid 5 455 MW 522 MW 757 MW 1,086 MW 418 MW 269 MW 800 MW 2024 757 MW - existing 229 MW – Italy 100 MW - USA 229 MW - Italy 40 MW - USA Connected to grid 522 MW - existing 195 MW - Italy 40 MW - USA 455 MW - existing 18 MW - Italy 49 MW - US A 213 MW - Italy 156 MW - Manara, Israel 49 MW - USA Connected to grid Connected to grid Connected to grid Under construction or ready to build (RTB) Advanced development Preliminary development 2025 2026 2027 * Israel USA Italy Spain Project portfolio The graph is based on projects currently under development . The Company may decide to sell some of the projects as a full/partial alternative to financing development efforts through debt/equity offerings .

Solar activity – Texas USA

7 New Operations of the Company - in Texas, USA Commencement of Operations and Strategy • Commencement of operations - 2023 - in 2023 , Ellomay Capital, through wholly - owned subsidiaries, started the development and construction of a portfolio of photovoltaic projects located in the Dallas, Texas metropolitan area . • Multiple small projects in close proximity to the demand areas - the selected strategy - building multiple projects with a capacity of approx . 10 MWac in close proximity to the demand areas . The Advantages • Optimal conditions for fast connection - these projects are expected to benefit from high availability of connection to the grid, a short licensing process, and flexible regulation regarding the sale of electricity to the grid or to end customers . • Tax benefit - the projects are expected to benefit from tax benefits of approx . 40 % without selling the accelerated depreciation . • Cash flow to the Company from the commencment of operations - the projects are expected to benefit from a strong cash flow starting the commencment of operations, without financing expenses . Scope as of this date 4 first projects with a total capacity of approx. 49 MW The first two projects with an aggregate capacity of approx . 27 . 4 MW are expected to be connected to the grid in Q 1 2025 . Two additional projects with an aggregate capacity of approx . 21 . 6 MW are expected to be connected to the grid in Q 2 2025 . Additional projects with a total capacity of approx . 140 MW The Company has additional projects backlog with a capacity of approx . 140 MW, that are expected to be connected to the grid by the end of 2026 . The Company is assessing the option of adding storage to the future projects and is in advanced development stages for new projects for 2025 with an aggregate capacity of 30 - 40 MW .

Projects in Texas

Joint development agreement for building 49 MW solar

Location:
Dallas metropolitan area

Facility type:
Several sites under distributed generation regulation

Year on which the agreement was signed:
2023

Expected net cost:
EUR 38.5M

Date of expected connection to the grid:
- Q1 2025 – 27.4 MW
- Q2 2025 – 21.6 MW

Expected capacity:
49 MW

Project	% of ownership	Expected timetable	Capacity in MW	Expected annual revenues	Expected annual EBITDA*	Expected cost	Expected proceeds from sale of the ITC (1)	Net investment
Under construction / ready to build								
Fairfield Project	100%	Expected connection to the grid: Q4 2024	13.44	EUR 1.3M	EUR 1M	EUR 14.7M	EUR 4.5M	EUR 10.2M
Malakoff Project	100%	Expected connection to the grid: Q4 2024	13.92	EUR 1.4M	EUR 1M	EUR 15.3M	EUR 4.9M	EUR 10.4M
Mexia Project	100%	Expected connection to the grid: Q2 2025	11.1	EUR 0.9M	EUR 0.6M	EUR 13.7M	EUR 4.3M	EUR 9.4M
Talco Project	100%	Expected connection to the grid: Q2 2025	10.5	EUR 0.8M	EUR 0.6M	EUR 12.2M	EUR 3.7M	EUR 8.5M
Total under construction / ready to build			**48.96**	**EUR 4.4M**	**EUR 3.2M**	**EUR 55.9M**	**EUR 17.4M**	**EUR 38.5M**

(1) The Company signed an agreement for the sale of the tax benefits in the four projects for approx. USD 19 million.

Conversion ratio EUR / USD 1:1.1

* Expected EBITDA for the first full operation year. EBITDA is a non-IFRS measure. The Company is unable to provide a reconciliation between the EBITDA and the net income / loss on a forward-looking basis without unreasonable efforts, as items that affect this financial measure, which is non-IFRS, are not under the Company's control and/or may not be reasonably predicted. See Slide 3.

ellomay
CAPITAL LIMITED
8

Energy generation from waste (biogas) - the Netherlands

Waste–to–Energy (Biogas) Projects

The biogas segment - expected data by projects

Project	Expected own-production of electricity	Expected annual gas production capacity	Expected revenues	Expected EBITDA*
Groen Gas Gelderland	1MW	8.4 million cubic meters	EUR 7.9M	EUR 1M
Groen Gas Oude – Tonge	0.6 MW	4 million cubic meters	EUR 4M	EUR 0.7M
Groen Gas Goor	0.9 MW	3.2 million cubic meters	EUR 4.1M	EUR 0.8M

The biogas segment - expected results

In EUR million	2024 (E)	2025 (E)	2026 (E)
Revenues	16	18.9	19.1
Cost of sales	(10. 4)	(10.7)	(10.6)
Gross profit	5.6	8.2	8.5
Operating expenses	(3.1)	(3.1)	(3.1)
EBITDA*	2.5	5.1	5.4
Interest on loans from banks	(0.4)	(0.3)	(0.3)
Income tax	-	-	-
FFO*	2.1	4.8	5.1

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation between EBITDA and FFO and the net income / loss on a forward-looking basis without unreasonable efforts, as items that affect these financial measures, which are non-IFRS, are not under the Company's control and/or may not be reasonably predicted. See Slide 3.

New green gas regulation – the Netherlands

- The Dutch government declared a new regulation that will come into force during 2026.
- Under the new regulation, there will be an obligation to mix the gas sold in the Netherlands.
- The gas mixture will be composed of 20% green gas and 80% natural gas.
- The green gas has to be sourced in the Netherlands.
- The new regulation is expected to trigger a high demand for green gas sourced in the Netherlands and an increase in the prices of green gas and of green certificates received from the production of the gas.

ellomay CAPITAL LIMITED
10

Israel

12 The Company’s Operations in Israel Pumped Storage • The construction of a pumped storage project in the Manara Cliff • Capacity of 156 MWh , continuous operation for 12 hours • Total 1,872 MW storage capacity • The project can be extended to 220 MWh Solar + Storage Projects Development and construction of solar + storage projects with a capacity of 100 MW solar + 400 MW storage in batteries The Dorad Power Plant Holding in the Dorad Power Plant ( 9 . 375% ) . The regulator approved a significant expansion of its capacity from 850 MW to approx . 1 , 500 MW

13 Pumped Storage Manara Cliff - Under Construction Lower reservoir The main entrance tunnel The main entrance tunnel The low pressure water tunnel

14 Israel - Manara Cliff Pumped Storage P roject Total storage capacity of approx. 1,872 MWh Ownership 83.34%: Ellomay Capital Ltd. 16.66%*: Ampa Investments Ltd. Facility type Pumped storage Location Manara Cliff - Israel Expected capacity 156 MW Option to expand to 220 MW Expected cost ** EUR 467M *** Work start and expected end dates Commencement of work: April 2021 Expected end of work: Q1 2029 Expected annual revenues*** EUR 74M Expected annual EBITDA*** EUR 32 M * Sheva Mizrakot Ltd . holds 25 % of the Manara project . 66 . 67 % of Sheva Mizrakot Ltd . are held by Ampa Investments Ltd . (representing 16 . 66 % of the Manara project) and the remaining 33 . 33 % are held indirectly by the Company representing 8 . 34% ) ** Expected cost including interest during construction and indexation . *** For the first year of operation, in respect of a 100 % stake . The Company’s stake is approx . 83 . 34% . Based on the Euro/NIS exchange rate as of December 31 , 2024 : NIS 3 . 796 / EUR 1 . EBITDA is a non - IFRS measure . The Company is unable to provide a reconciliation between the EBITDA and the net income / loss on a forward - looking basis without unreasonable efforts, as items that affect this financial measure, which is non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . See Slide 3 .

15 Dorad Power Plant Power plant’s current capacity and structure A power plant with a capacity of approx. 850 MW. Gas - fired or diesel fuel - fired power plant, composed of 12 jet turbines and 2 residual heat turbines (closed cycle). Israeli government resolution to expand the power plant In mid - 2023, the Israeli government passed a resolution to increase the power plant’s capacity by an additional 650 MW, and a building permit was received thereafter from the National Infrastructure Committee. Construction is planned to take place in the area of the existing power plant. Arbitration award in favor of Dorad I n November 2024, the ruling on the appeal submitted in connection with the arbitr ation award was provided. The ruling on the appeal ordered some of the other shareholders of Dorad to refund an amount of approx. $94 million (plus interest in an amount of approx. $35 million) to Dorad . Regulatory changes that benefited Dorad The Israeli Electricity Authority’s resolution to change the demand hours clusters, which means the cancellation of the mid - peak hours and increasing the on - peak and off - peak hours, benefits the Dorad Power Plant.

16 Development of Solar Projects in Israel Connection to the grid License validity Tariff per kWh Capacity Status Project The project was sold Talmei Yosef Solar TBD Market regulation Market regulation 21 MW Urban Building Plan Approved Komemiyut Solar + storage TBD Market regulation Market regulation 21 MW Urban Building Plan Approved Klahim Solar + storage TBD Market regulation TBD 10 MW Urban Building Plan Approved Talmei Yosef expansion Solar TBD Market regulation TBD 400 MW/H Advanced planning stages Talmei Yosef high voltage storage TBD Market regulation TBD 46 MW Early planning stages Additional projects

Spain

18 Spain - S olar Projects Connected to the Grid Tariff / PPA Radiation (P50) Capacity Project 20% market price / 80% PPA 1,869 300 MW Talasol )1) Market price 1,909 28 MW Ellomay Solar A EUR 0.22 subsidy per kWh 1,486 1.248 MW SeguiSolar A EUR 0.21 subsidy per kWh 1,533 1.675 MW Rodríguez 1 A EUR 0.21 subsidy per kWh 1,561 2.691 MW Rodríguez 2 A EUR 0.20 subsidy per kWh 1,431 2.275 MW La Rinconada (1) 51% owned by the Company

Italy

20 Projects in Italy Geographic Deployment - 2025 164.1 MWp Friuli - Venezia Giulia 8 MWp Marche 129.7 MWp Piemonte 160.2 MWp Lazio

21 Solar P rojects in Italy Connected to grid / Expected date of connection to the grid Geographical location Expected annual capacity (P50) Annual radiation (P50) MW Status Project Connected to grid Lazio 25,512 1,726 14.8 Commercial operation Ello 1 Connected to grid Lazio 8,414 1,702 5.0 Commercial operation Ello 2 06/2025 Piemonte 24,579 1,652 14.9 AU final process Ello 3 08/2025 Lazio 27,342 1,816 15.1 RTB Ello 4 06/2026 Lazio 159,830 1,830 87.3 RTB Ello 5 09/2026 Piemonte 89,609 1,636 54.8 RTB Ello 7 03/2026 Friuli - Venezia Giulia 116,669 1,561 74.8 AU final process Ello 8 12/2025 Marche 13,616 1,702 8.0 RTB Ello 9 Connected to grid Lazio 30,511 1,690 18.1 Commercial operation Ello 10 11/2025 Friuli - Venezia Giulia 118,897 1,496 79.5 AU achieved Ello 11 11/2025 Lazio 36,988 1,859 19.9 Regional EIA Ello 12 10/2025 Piemonte 33,118 1,657 20.0 AU process Ello 13 02/2026 Piemonte 33,394 1,671 20.0 RTB Ello 14 02/2026 Piemonte 16,699 1,673 10.0 RTB Ello 15 10/2025 Piemonte 16,762 1,580 10.0 AU process Ello 16 04/2025 Friuli - Venezia Giulia 15,530 1,581 9.8 AU process Ello 18 767,470 MWh/y 462 MW Total Ready to build ( RTB ) EIA underwent an Environmental Impact Assessment, awaiting final approval by committees The table is based on projects currently under development . The Company may decide to sell some of the projects as a full/partial alternative to financing development efforts through debt/equity offerings .

Financial Data

23 Financial Forecast | in EUR million 48.0 27.0 20.0 61.0 37.0 26.0 85.0 58.0 44.0 102.0 72.0 57.0 0 20 40 60 80 100 120 Adjusted revenues * Adjusted EBITDA from projects ** Adjusted FFO from projects ** 2027 2026 2025 2024 2027 2026 2025 2024 2027 2026 2025 2024 ▪ The expected revenues, the adjusted EBITDA and the adjusted FFO of the Talasol PV facility include minority interests . ▪ Adjusted FFO is presented after finance expenses in respect of project financing, bonds and tax expenses . ▪ The forecasts were prepared based on the assumption that up to 60 % of the financing of new facilities in Italy will be project financing, and the remaining investment shall be funded by funds that will be raised by debt/equity financing and disposition of assets . * Adjusted revenues is a non - IFRS measure . The revenues are adjusted so that the Company’s share in Dorad is included in the Company’s revenues based on projected distributions from Dorad in the amount of approx . EUR 5 million annually and not based on equity gains in accordance with the equity accounted investee method . See Slide 3 . ** Adjusted EBITDA and adjusted FFO are non - IFRS measures . The Company is unable to provide a reconciliation between the adjusted EBITDA and adjusted FFO and the net income / loss on a forward - looking basis without unreasonable efforts, as items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . See Slide 3 . 2027(E) 2026(E) 2025(E) 2024(E) In EUR million 102 85 61 48 Adjusted revenues * 72 58 37 27 Adjusted EBITDA from projects ** 64 50 29 18 Adjusted EBITDA * * 57 44 26 20 Adjusted FFO from projects * * Clarification : The forecast published in the past was revised due to the dates of connection to the grid of projects in Italy . The Company’s forecast is based on current plans and time tables, the compliance with which is subject to many risks and uncertainties, some of which are not under the Company’s control .

Summary Table of Projects - Financial Data | in EUR million 24 Expected repayment of principal of bank loans in 2024 Expected interest on bank loans in 2024 Expected debt as of December 31, 2024 Expected adjusted FFO* in 2024 Expected adjusted EBITDA* in 2024 Expected annual revenues in 2024 Capacity In MW (MW) License % Ownership Projects Connected to the grid and operating EUR 7 EUR 4.7 EUR 152.4 EUR 10.3 (2) EUR 14.9 EUR 21 300 Indefinite 51% Talasol (1) Spain Solar EUR 1 EUR 0.4 EUR 11.3 EUR 0.8 EUR 1.2 EUR 2.1 7.9 2041 100% Rodríguez 1&2, Seguisolar and La Rinconada Spain Solar EUR 0.3 EUR 0.3 (3) EUR 9.7 EUR 0.8 EUR 0.9 EUR 1.6 28 Indefinite 100% Ellomay Solar Spain Solar EUR 1.8 (4) EUR 2.2 (4) EUR 2.6 (45) 19.8 Indefinite 100% Ellomay Solar Italy 1&2 Italy Solar EUR 1.6 EUR 0.4 EUR 7.7 EUR 2.1 EUR 2.5 EUR 16 19 Base load 2031 100% 3 facilities Netherlands Biogas EUR 7 EUR 4 EUR 51 EUR 14 EUR 20 EUR 74 850 Company’s share - approx. 80 2034 9.375% Dorad Israel (5) 455 MW Total installed (1) In respect of a 100% stake. Company’s share constitutes 51%. (2) Excluding EUR 2.3 million in interest on loans advanced by minority interests of Talasol. (3) Financial closing was carried out at the end of May 2024 , and therefore the interest expenses do not represent a full year of operation . (4) The facilities were connected to the grid during 2024 , and therefore the data does not represent a full year of operation . (5) The data represent the Company’s share ( 9 . 375% ) based on the Euro/NIS exchange rate as of December 31 , 2024 : NIS 3 . 796 / EUR 1 . * Adjusted EBITDA and adjusted FFO are non - IFRS measures . The Company is unable to provide a reconciliation between the adjusted EBITDA and adjusted FFO and the net income / loss on a forward - looking basis without unreasonable efforts, as items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . See Slide 3 . No project funding as of this date

Summary Table of Projects under Development/Construction - Financial Data | in EUR million 25 Expected cost Expected annual FFO * Expected annual EBITDA * Expected annual revenues Capacity MW Expected timetable % of ownership Projects Under construction / ready to build EUR ϰϲϳ EUR ϭϳ (1) (2) EUR ϯϮ (1) (2) EUR ϳϰ (1) (2) 156 Connection to the grid: 2029 83.34% Israel Pumped Storage EUR 38.5 EUR 3.1 (2) (3) EUR 3.2 (2) (3) EUR 4.4 (2) (3) 49 Connection to the grid: 2025 100% USA Solar EUR ϮϬ Ͳ ϭϵϬ 0 TBD EUR 28 (4) EUR 32 (4) 213 Connection to the grid: 2024 - 2026 100% Italy Solar 418 MW Total under construction / ready to build Under advanced development 229 Commencement of construction: 2026 100% Italy Solar Under preliminary development 800 100% Development Solar : In Italy, Spain, Israel and USA 1,447 MW Total under construction / ready to build and under development * EBITDA and FFO are non - IFRS measures . The Company is unable to provide a reconciliation between the EBITDA and FFO and the net income / loss on a forward - looking basis without unreasonable efforts, as items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . See Slide 3 . (1) On average in respect of a 100 % stake . The Company’s stake is approx . 83 . 34% . Based on the Euro / NIS exchange rate as of December 31 , 2024 : NIS 3 . 796 / EUR 1 . (2) For the first year of operation . (3) Conversion ratio EUR / USD 1 : 1 . 1 . (4) For first year of operation in respect of approx . 200 MW . The Company will be required to raise further funds in order to implement its development plans by raising debt / equity and/or by disposing of assets .

Key Balance Sheet Data | in EUR thousand 26 % of assets September 30, 2024 % of assets December 31, 2023 % of assets December 31, 2022 % of assets December 31, 2021 8% 50,864 9% 52,124 9% 49,294 13% 71,585 Cash and cash equivalents, deposits and marketable securities 72% 456,879 69% 422,025 67% 384,291 65% 356,194 Financial debt* 64% 406,015 60% 369,901 58% 334,997 52% 284,609 Net financial debt* 71% 448,381 67% 407,982 63% 365,756 62% 340,897 Net property, plant, and equipment (mainly in connection with the solar activity) 6% 34,990 5% 31,772 5% 30,029 6% 34,029 Investment in Dorad 93% 587,947 89% 547,124 81% 467,368 85% 470,301 CAP* 20% 131,068 20% 125,099 14% 83,077 21% 114,107 Total equity 100% 640,009 100% 612,852 100% 576,157 100% 551,979 Total assets * S ee Appendix A for calculation

27 Key financial ratios September 30, 2024 December 31, 2023 December 31, 2022 December 31, 2021 78% 77% 82% 76% Ratio of financial debt to CAP * 69% 68% 72% 61% Ratio of net financial debt to CAP * * S ee Appendix A f or calculation Company’s debt Duration (As of J anuary 2025) Annual interest rate Par value (NIS) Debentures listed on the Tel Aviv Stock Exchange Ϭ͘ϰϮ 3.55% 143,201,200 Series C ϭ͘ϵϭ 1.2% 62,000,000 Series D 2. ϰ 4 6.05% 220,000,000 Series E ϯ͘Ϭϴ 5.5% ϯϮϴ͕ϬϵϬ͕ϳϯϲ Series F ▪ Project debts in the European subsidiaries bear fixed interest . ▪ The project debt of the pumped storage project Manara Cliff is protected by a tariff linkage mechanism . ▪ The Company has a Baa 1 . il rating with a stable rating outlook .

Appendix A - Leverage Ratios | EUR thousand

Leverage ratios based on the Company's balance sheet

In EUR thousands	December 31, 2021	December 31, 2022	December 31, 2023	September 30, 2024
Current liabilities				
Current maturities of long-term bank loans	126,180	12,815	9,784	20,060
Current maturities of other long-term loans	16,401	10,000	5,000	5,000
Debentures	19,806	18,714	35,200	32,756
Non-current liabilities				
Long-term bank loans	39,093	229,466	237,781	243,330
Other long-term loans	37,221	21,582	29,373	29,775
Debentures	117,493	91,714	104,887	125,958
Financial debt (A)	**356,194**	**384,291**	**422,025**	456,879
Less:				
Cash and cash equivalents	(41,229)	(46,458)	(51,127)	(48,456)
Marketable securities	(1,946)	(2,836)	-	-
Short term deposits	(28,410)	0	(997)	(2,408)
Net financial debt (B)	**284,609**	**334,997**	**369,901**	**406,015**
Total equity (C)	114,107	83,077	125,099	131,068
Financial debt (A)	356,194	384,291	422,025	456,879
CAP (D)	**470,301**	**467,368**	**547,124**	587,947
Financial debt to CAP (A/D)	76%	82%	77%	78%
Net financial debt to CAP (B/D)	61%	72%	68%	69%

Use of Non-IFRS Financial Measures

The Company defines financial debt as loans and borrowings plus bonds (current liabilities), finance lease liabilities, long-term bank loans, bonds (non-current liabilities), net financial debt, as financial debt less cash and cash equivalent less investments held for trading less short-term deposits and CAP as equity, plus financial debt. The Company presents these indicators in order to improve the understanding of its leveraging ratios and loans.

Although the Company views these measures as important measures of leveraging, they should not be viewed in isolation or as a substitute for long-term loans or other balance sheet data that were prepared in accordance with IFRS as a measure of leveraging. Not all companies calculate these measures in the same manner, and the presented measures may not be comparable to similarly-titled measures presented by other companies.

ellomay CAPITAL LIMITED

28

ellomay
CAPITAL LIMITED

Thank You



For more information

Ran Fridrich, CEO | ranf@ellomay.com
Kalia Rubenbach, CFO | kaliaw@ellomay.com
www.ellomay.com